Mail Stop 4561

August 22, 2008

Douglas Mac Donald
President and CEO
Westsphere Asset Corporation, Inc.
2140 Pegasus Way NE
Calgary, Alberta, Canada T2E 8M5

>   **Re:** **Westsphere Asset Corporation, Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2007**
>   **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
>   **Filed April 15, 2008 and August 1, 2008, respectively**
>   **File No. 000-32051**

Dear Mr. Mac Donald:

We have reviewed your filing and have the following comment. We have limited our review of your filing to the disclosures pertaining to the evaluation of your internal control over financial reporting and disclosure controls and procedures.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 10-KSB/A for the year ended December 31, 2007

Item 8A, Controls and Procedures

1. Please address the following regarding your response and proposed revisions in which your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year:

- In our letter dated August 15, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the *effectiveness of your disclosure controls and procedures* as of the end of the fiscal year, and to amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Your proposed revisions and response do not provide an adequate basis for your conclusion that your disclosure controls and procedures were effective.

- In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and **reported** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could continue to conclude that disclosure controls and procedures were effective.

- As previously requested, if you change your conclusions regarding effectiveness, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

- Alternatively, if you continue to believe that your disclosure controls and procedures were effective as of the end of the fiscal year, please tell us the factors you considered and highlight for us those factors that supported your conclusion.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or me at (202) 551-3494 if you have questions regarding this comment.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief